  Exhibit 99.1

High Tide Provides Corporate Updates

CALGARY, AB, Aug. 12, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to provide several corporate updates.

Germany Update

High Tide is pleased to share that it continues to make solid progress on the previously disclosed proposed transaction with a leading German medical cannabis importer and wholesaler. This contemplated transaction is already fully funded following the junior secured loan the Company closed last month. As one of the most significant and complex transactions in the Company's history, High Tide is taking the necessary time and diligence to ensure it delivers maximum long-term value for shareholders. The Company looks forward to executing definitive agreements in the near-term and believes this milestone will represent a pivotal step forward in its global growth strategy.

Appointment of Vice President, Digital and eCommerce

High Tide is pleased to announce the appointment of Sri Pavithra Priyalakshmi as Vice President, Digital and eCommerce. Priyalakshmi brings more than 11 years of global experience in eCommerce, digital transformation, and project delivery leadership. Her background spans B2B, B2C, and DTC markets across North America, Europe, and Asia. Throughout her career, she has successfully led large-scale digital initiatives, built high-performing cross-functional teams, and driven measurable growth through data-driven strategies and customer-focused innovation.

Canaccord Genuity Conference

High Tide is pleased to announce its participation in Canaccord Genuity's 45th Annual Growth Conference, taking place from August 12–14, 2025, at the InterContinental Boston Hotel. The event will bring together institutional investors from around the world with leading and emerging growth companies across key sectors, including Technology, Healthcare & Life Sciences, Sustainability, Industrials, and Consumer & Retail. Vahan Ajamian, High Tide's Capital Markets Advisor, is scheduled to present on Tuesday, August 12, at 8:30 AM followed by a full day of one-on-one meetings with institutional investors.

Final Base Shelf Prospectus

In order to replace its prior base shelf prospectus that is expiring on September 3, 2025, the Company has filed a final short form base shelf prospectus (the "Prospectus") to provide it with the flexibility to take advantage of financing opportunities and favourable market conditions, if and when needed, during the 25-month period that the Prospectus remains effective (the "Effective Period").

The Prospectus has been filed in each of the provinces and territories in Canada. The Prospectus enables the Company to offer, issue and sell, from time to time: common shares, warrants, units, subscription receipts, debt securities, convertible securities, or any combination of such securities (collectively, the "Securities") for up to an aggregate offering price of C$100,000,000 (or its equivalent), in one or more transactions during the Effective Period. A copy of the Prospectus may be obtained under the Company's SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar.

The Company has also filed a corresponding shelf registration statement relating to the Securities with the United States of America Securities and Exchange Commission under the U.S. Canada Multijurisdictional Disclosure System.

The Company may also use the Prospectus in connection with an "at-the-market distribution" in accordance with applicable securities laws, which would permit securities to be sold on behalf of the Company through the TSX Venture Exchange, the Nasdaq Stock Exchange, (or other existing trading markets) as further described in the applicable prospectus supplement. To date, no agreement has been entered into with respect to such a distribution.

The Company may use the net proceeds from the sale of Securities for general corporate purposes, capital projects, internal expansion, or for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such jurisdiction. If any Securities are offered under the Prospectus, the terms of any such Securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a prospectus supplement filed with the applicable securities regulatory authorities at the time of such offering and would be made available by the Company.

Filing this new base shelf prospectus is a routine step to replace the Company's existing shelf, which is set to expire next month. As always, the Company remains disciplined in its approach to growth, raising funds only when it aligns with its strategic objectives and on terms that are value-add to shareholders. The Company highlights that over the past two years it only used approximately $4 million of the $100 million available under its current shelf, which clearly demonstrates its commitment to minimizing shareholder dilution. Given its strong positive free cash flow trajectory, the Company has been able to accelerate organic growth by reinvesting its cash flows.

Investor Communications Update

In addition, the Company is pleased to announce that it has retained IR Agency (the "Agency") effective August 12, 2025, to provide investor relations services, supporting the Company's communications with existing and prospective shareholders, the investment community and stakeholders. Pursuant to the agreement, which begins August 14, 2025, for a term of one month, the Agency will undertake activities including communicating information about the Company to the financial community, creating Company profiles, media distribution, and building a digital community, all in compliance with applicable laws. In consideration for these services, the Agency will receive a fee of USD $140,000, paid strictly on a fee-for-service basis, consistent with TSX Venture Exchange Policy 3.4 and in proportion to the Company's operational scope and financial resources.

The Agency, located in Newark, New Jersey, with Rafael Pereira as the principal, is arm's-length to the Company and neither the Agency nor its principals hold an equity interest in the Company's securities, either directly or indirectly, or the right to acquire any equity interest.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 203 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the execution of the definitive agreement for the proposed transaction with the German medical cannabis importer and wholesaler; the effectiveness of the final prospectus and registration statement; future financing opportunities and market conditions; the Company offering, issuing and selling, from time to time, the Securities; the Company using the Prospectus in connection with an "at-the market distribution"; specific terms of future offerings being set forth in a prospectus supplement to the final base shelf prospectus; and the use of proceeds from the sale of the Securities. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 12-AUG-25